SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F  X     Form 40-F
                                       ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes           No  X
                                       ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation dated August 1, 2003, in connection with a private placement of senior subordinated convertible debentures.

News Release

FOR IMMEDIATE RELEASE

                 WORLDHEART CLOSES PREVIOUSLY ANNOUNCED PRIVATE
                      PLACEMENT OF CONVERTIBLE DEBENTURES

OTTAWA August 1, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) has closed a previously announced private placement of senior subordinated convertible debentures which realized gross proceeds of $1.2 million. As anticipated, the loan for $800,000, as announced on July 28, 2003, has been fully repaid from the proceeds. The debentures, which have a maturity of October 22, 2003, are convertible at the holder's option into common shares of the corporation for $1 per share. The debentures are callable by the company at any time after September 15, 2003 upon payment of the outstanding principal amount plus accrued but unpaid interest, subject to the holders having five days in which to convert. The debentures carry interest of 14%, and additional consideration includes the issuance of warrants to purchase 1,200,000 common shares, at an exercise price of $1.20 per share, for a period of three years.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

This news release does not constitute an offer of any securities for sale. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States unless an exemption from registration is available.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:
Michelle Banning
Manager, Corporate Communications, World Heart Corporation
(613) 226-4278, ext: 2995 or (510) 563-4995
communications@worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          World Heart Corporation


      Date: August 1, 2003                By: /s/  Ian Malone
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                                             Name:   Ian Malone
                                             Title:  Vice President Finance and
                                                     Chief Financial Officer